Exhibit 99.27

WESTERN WIND ENERGY CORP.

1326 – 885 WEST GEORGIA STREET	TELEPHONE: 604.685.WIND (9463)
VANCOUVER, BC V6C 3E8	FACSIMILE: 604.685.9441
www.westernwindenergy.com

N E W S R E L E A S E

October 4, 2011

Toronto Stock Exchange (Venture) Symbol: “WND”
OTCQX Symbol: “WNDEF”
Issued and Outstanding: 59,780,539

WINDSTAR UPDATE

Vancouver, BC – October 4, 2011 – Western Wind Energy Corp. – (Toronto Venture Exchange – “WND”) (OTCQX – “WNDEF”), Western Wind Energy Corp. is pleased to annouce that the 53rd turbine was topped out this morning at 6:30 am. This is the last turbine of the first 106 MW, with a remaining 7 turbines (14 MW) due for erection in December, 2011.

The first 106 MW are now ready for pre-comissioning activities, with the ability to sell power in November, 2011, when the site energization is provided, by the interconnecting utility.

Jeff Ciachurski, CEO of Western Wind Energy states “Windstar is our showcase asset with an economic profile that is unmatched in the entire renewable industry. Windstar, together with our existing producing assets, provides the foundation to move Western Wind Energy from a developer/operator and into a full size, intermediate independent power producer.”

About Western Wind Energy Corp.

Western Wind Energy Corp. (OTCQX: WNDEF; TSX.V: WND) trades in the United States on the OTCQX under the symbol “WNDEF” and on the Toronto Venture Exchange under “WND”. Western Wind is a vertically integrated renewable energy production company that currently owns over 500 wind turbines and a solar field with 165 MW of rated capacity either in production or in construction in the States of California and Arizona. Western Wind further owns substantial additional development assets for both solar and wind energy in California, Arizona, and Ontario, Canada; and in the Commonwealth of Puerto Rico.

Western Wind is in the business of owning and operating wind and solar energy generating facilities. Management of Western Wind includes individuals involved in the operations and ownership of utility scale wind energy facilities in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski
President & Chief Executive Officer

Investor Relations Contact:
Lawrence Casse

Email: alphaedgeinc@gmail.com
Telephone: (416) 992-7227

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Certain statements in this press release constitute “forward-looking statements” under applicable securities laws, which involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Words such as “expects”, “anticipates”, “intends”, “projects”, “plans”, “will”, “believes”, “seeks”, “estimates”, “should”, “may”, “could”, and variations of such words and similar expressions are intended to identify such forward-looking statements. Such statements in this news release include, but are not limited to, the Company’s discussion concerning the Offer. These statements are based on management’s current expectations and beliefs and actual events or results may differ materially. There are many factors that could cause such actual events or results expressed or implied by such forward-looking statements to differ materially from any future results expressed or implied by such statements. Such factors include, but are not limited to, the state of the Company’s business activities and various factors discussed in the Company’s annual report and annual information contained in the Company’s 20F Annual Report filed with the United States Securities and Exchange Commission and securities regulators in Canada. Forward-looking statements are based on current expectations and the Company assumes no obligation to update such information to reflect later events or developments, except as required by law.